

Mail Stop 3720

November 3, 2006

Via U.S. Mail
Mr. George Strouthopoulos
Chief Executive Officer
111 Airport Road
Warwick, RI 02889

      RE: **ICOA, Inc**
               Form 10KSB for Fiscal Year Ended December 31, 2005
               Filed April 4, 2006

               Form 10-Q for Fiscal Quarter Ended June 30, 2006
               File No. 0-32513

Dear Mr. Strouthopoulos:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 40

1.   We note that you raised an aggregate of $931,452 from a capital lease. Please tell us in detail the nature and the terms of the transaction and describe your accounting with reference to applicable accounting literature.

2.   Refer to second and third paragraphs on page 41. Tell us how these amounts reconcile to information presented in your Consolidated Statement of Cash Flows on page F-6.

Item 8A. Controls and Procedures, page 45

3.   We note that Exchange Act Rule 13a-15(b), not Exchange Act 13a-14, sets forth the requirement that management, with the participation of the principal financial officer and principal executive officer, evaluate the effectiveness of the company's disclosure controls and procedures. Please confirm to us that you carried out an evaluation of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 and that you will reference this rule in all future filings.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

4.   In view of your discussion on page 4 that you "…generate revenue from the design, sale and installation of Wi-Fi systems […], usually coupled with operating and maintenance contracts," tell us and disclose in more detail how you account for such arrangements in accordance with EITF 00-21.

5.   We note your statement that revenue generated from managed services is recognized at the time of billing. Tell us why you believe this revenue recognition policy complies with SAB 104.

Intangibles, page F-13

6.   Refer to your statement that "the Company has adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" for the determination of fair value of the intangibles carrying value. However, fair value for all assets acquired should be determined in accordance with SFAS 141. Please revise.

7.   In addition please tell us and disclose how you test your long lived assets, including amortizable intangible assets, in accordance with SFAS 144.

8. Capital Leases, page F-16

8.   Refer to your description of terms of Master Lease Agreement with Agility Lease Fund I, LLC disclosed in Form 10-QSB for the period ended June 30, 2006. Tell us why you do not believe you should disclose those terms in your financial statements as of December 31, 2005. Refer to paragraph 16 of SFAS 13.

11. Derivative Liabilities, page F-20

9.   We note your statement that "As a result of the Company's meeting the requirements of SFAS 133, all of the Company's previously issued and outstanding instruments, including fixed price convertible debentures, warrants and options as well as those issued in the future, would be classified as derivative liabilities as well." In this regard tell us why you have beneficial conversion feature and warrants recorded in your consolidated statement of stockholders deficit on page F-5. Refer to your basis in accounting literature.

15. Intangible Assets, page F-24

10.   Since the expected life of customer lists and contracts related to your Airport Network Solutions, Inc. acquisition was three years, tell us why you believe the expected life of five years is appropriate for customer lists and contracts related to Wise Technologies, Inc and LinkSpot Networks, Inc acquisitions. Refer to paragraph 11 of SFAS 142.

Form 10-QSB For The Period Ended June 30, 2006

Note 7 – Capital Lease, page 10

11.   We note that in April 2006 you defaulted on payments under the Master Lease Agreement. As a result, Agility has invoked their right to directly collect the proceeds of the revenue generated by the leased locations. In this regard, tell us
- the nature of this arrangement
- amounts of revenue recorded in 2005 and 2006, if any
- your basis for revenue recognition subsequent to your default

Item 3. – Controls and Procedures, page 20

12.   Confirm to us that your disclosure that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of your last valuation or from the end of the reporting period to the date of this Form 10-QSB does not affect your conclusion that "there are no change to the Company's internal controls over financial reporting that have materially affected, or is reasonably likely to materially effect, the Company's internal controls over financial reporting". We further advise you that as required by Item 308 (c) of Regulation S-B your management should disclose any change that has materially affected, or is reasonably likely to materially affect, identified during your evaluation of internal control over financial reporting that occurred during your last fiscal quarter.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Inessa Kessman, Staff Accountant at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director